September 8, 2000


Via Edgar Transmission and Courier

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ZiLOG, Inc.'s Registration Statement on Form S-1 (File No. 333-42912)
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Ladies and Gentlemen:

      ZiLOG, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all exhibits thereto (the "Registration Statement") (Registration Statement No. 333-42912), filed by the Company with the Securities and Exchange Commission (the "Commission") on August 3, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

      The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

      Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (408) 558-8525.

      If you have any questions regarding this request for withdrawal, please contact Thomas J. Ivey of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Company, at (650) 470-4522.

                                            Sincerely,

                                            /s/ Curtis J. Crawford
                                            -----------------------------
                                            Curtis J. Crawford
                                            Chairman, President and Chief
                                            Executive Officer